July 23, 2019

Long Deng
Chief Executive Officer
iFresh Inc.
2-39 54th Avenue
Long Island City, New York 10016

       Re: iFresh Inc.
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed July 17, 2019
           File No. 001-38013

Dear Mr. Deng:

       We have reviewed your July 17, 2019 response to our comment letter and your amended proxy statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 27, 2019 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Opinion of Benchmark to the Board of Directors of IFMK, page 78

1. We note your response to comment 1. We note that you have provided the requested information in your response letter, but you have not amended your filing to
      disclose the same. Please amend your filing to disclose the compensation given to
      Benchmark and the description of the projections provided to Benchmark by your management, as you have provided in your response letter.
General

2. We note your response to comment 3 and your amended financial statements, but these are not fully responsive to our comment. In this regard, please update your pro forma
 Long Deng
iFresh Inc.
July 23, 2019
Page 2
      financial statements to be as of and for the period ending March 31, 2019. See Item
      14(b)(10) of Schedule 14A.
      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jacqueline
Kaufman, Staff Attorney, at (202) 551-3797 with any questions.



                                                          Sincerely,
FirstName LastNameLong Deng
                                                          Division of
Corporation Finance
Comapany NameiFresh Inc.
                                                          Office of Consumer
Products
July 23, 2019 Page 2
cc:       Joan Wu
FirstName LastName